Exhibit 12

AMETEK, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Earnings:
Income from continuing operations	$724,795	$662,475	$556,642	$406,250	$294,633
Interest expense – gross	72,972	74,885	69,384	67,202	67,832
Capitalized interest	(201)	(213)	(151)	(71)	(259)
Amortization of debt financing costs	801	800	496	391	1,177
Interest portion of rental expense	13,177	9,325	8,803	7,695	7,589

Adjusted earnings	$811,544	$747,272	$635,174	$481,467	$370,972

Fixed charges:
Interest expense, net of capitalized interest	$72,771	$74,672	$69,233	$67,131	$67,573
Capitalized interest	201	213	151	71	259
Amortization of debt financing costs	801	800	496	391	1,177
Interest portion of rental expense	13,177	9,325	8,803	7,695	7,589

Fixed charges	$86,950	$85,010	$78,683	$75,288	$76,598

Ratio of adjusted earnings to fixed charges	9.3x	8.8x	8.1x	6.4x	4.8x